September 26, 2006
VIA EDGAR

David H. Roberts
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Re:	Quadriga Superfund, L.P. (“Registrant”) — Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-136804)
Dear Mr. Roberts:
     Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is Amendment No 2 to the Registration Statement relating to an offering of Registrant’s Units of Limited Partnership Interest. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by Superfund Capital Management, Inc, the Registrant’s general partner, for five years. The sole purpose of this filing is to amend Item 13 in Part II and Exhibit 1.01 to the Registration Statement.
     Thank you very much for your attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167.

Very truly yours,
/s/ Daniel F. Spies

cc:	James B. Biery
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